

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Atul Sabharwal
President
Snipp Interactive, Inc.
6708 Tulip Hill Terrace
Bethesda MD 20816

     Re: Snipp Interactive, Inc.
             Registration Statement on Form 20FR-12G
             Filed October 22, 2014
             File No. 000-55295

Dear Mr. Sabharwal:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Kathleen Krebs, for

                               Larry Spirgel
                               Assistant Director